FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               03 January 2008


                               File no. 0-17630


                              Trading Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement



          N    E    W    S                R    E    L    E    A    S    E


                                                                  3 January 2008

                    FULL YEAR 2007 TRADING UPDATE STATEMENT

CRH plc, the international building materials group, today issues this trading statement for the year ended 31 December 2007. The Preliminary Results for 2007 are due to be announced on Tuesday 4 March 2008.

Highlights

- CRH expects 2007 profit before tax to be close to euro 1.9 billion giving a high-teen percentage increase on 2006 (euro 1.602 billion) and a fifteenth consecutive year of profit and earnings growth.

- Acquisition spend in the second half of 2007 amounted to euro 1.2 billion resulting in a record full year acquisition spend of approximately euro
     2.2 billion.

- 2007 EBITDA/net interest cover is expected to remain high at approximately 9 times (2006: 9.7 times).

- The phased reduction in dividend cover to a targeted 3.5 times for the 2008 financial year continues. With a strong financial position the Board has decided to introduce a share repurchase programme, limited to a maximum of 5% of the 547 million Ordinary Shares currently in issue. CRH remains committed to an active development programme while maintaining an investment grade credit rating.

- In Europe, with a continuing strong trading performance from Materials operations and good full year profit advances in Products and Distribution operations CRH anticipates 2007 operating profit of approximately euro 1.1 billion (2006: euro 0.814 billion).

- The expectation is for 2007 operating profit from CRH's Americas activities to be approximately US$ 1.35 billion (2006: US$ 1.196 billion). At the average 2007 US $/euro exchange rate this would amount to approximately euro 0.985 billion (2006: euro 0.953 billion at the average 2006 rate).

- While as ever there are risks, CRH is well positioned across its operations to deal with the evolving market circumstances while continuing to take advantage of an ongoing strong pipeline of development opportunities. With a relentless emphasis on margin development through price and cost effectiveness, we remain focused on our twin goals - performance and growth
     - and on delivering a sixteenth consecutive year of profit and earnings growth in 2008.

________________________________________________________________________________
This Trading Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. GMT on 3 January 2008 to discuss this statement and the Development Strategy Update. The dial-in-number is +44 20 7162 0025. A recording of the conference call will be available from
10.00 a.m. GMT on 3 January 2008 by dialling +44 20 7031 4064. The security code for the replay will be 778507. A presentation to accompany this call is available on CRH's website at www.crh.com.

________________________________________________________________________________

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony           Chief Executive
Myles Lee               Finance Director
Eimear O'Flynn          Head of Investor Relations
Maeve Carton            Group Controller

Profit

CRH expects to deliver another robust performance in 2007 with full year profit before tax close to euro 1.9 billion giving a high-teen percentage increase on 2006 (euro 1.602 billion). This represents CRH's fifteenth consecutive year of profit and earnings growth.

The expected full year profit before tax outturn is after an adverse translation impact of approximately euro 70 million principally attributable to a weaker average 2007 US$/euro exchange rate of 1.3705 (2006: 1.2556).

The first half of the year saw a particularly strong start in Europe significantly outweighing more challenging conditions in the Americas resulting in a euro 144 million increase in profit before tax to euro 670 million (2006: euro 526 million).

The second half has seen underlying profit growth in both Europe and the Americas complemented by the benefits of CRH's active development programme. As a result, despite a more significant adverse exchange translation impact, the second half of the year is expected to show similar profit growth in euro terms to that reported for the six months to June resulting in profit before tax for the period of over euro 1.2 billion (2006: euro 1.076 billion).

We anticipate that the 2007 profit before tax outcome will reflect an increase in profit on disposal of fixed assets (2006: euro 40 million) and in the Group's share of associates' profit after tax (2006: euro 47 million).

Development

Total acquisition spend in 2007 amounted to approximately euro 2.2 billion, a new record for CRH. First half expenditure of euro 1 billion comprised the acquisition of Swiss builders merchant Getaz Romang completed in May; the purchase of a 50% stake in Denizli Cement in Turkey and the buyout of the remaining 50% of Paver Systems in the US announced in April; the acquisition of Harbin Sanling Cement Company in China announced in February plus 31 other initiatives announced in the Development Strategy Update of 2 July. Second half spending of euro 1.2 billion included the August buyout of the remaining 55% of Cementbouw BV in the Netherlands; completion of four separate transactions by the Americas Materials Division as announced in September; the purchase of certain Cemex assets in Florida and Arizona announced in late November plus a strong flow of traditional CRH development opportunities outlined in the Development Strategy Update released today.

In addition during the year we commenced three major cement projects in Ireland, Poland and Ukraine . These combined with ongoing construction of our joint venture cement plant in Florida represent a total investment over three years of approximately euro 0.7 billion targeted at modernising and expanding cement production in three key European markets and providing CRH's first investment in US cement.

Financial

While the significant 2007 development spend and higher interest rates will result in an increase in net finance costs compared with 2006 (euro 252 million), with continuing robust cash generation EBITDA/net interest cover for the year is expected to remain high at approximately 9 times (2006: 9.7 times). CRH remains very well positioned to take advantage of a strong pipeline of development opportunities while continuing its phased reduction in dividend cover to a targeted 3.5 times for the 2008 financial year. In addition, the Board has decided to introduce a share repurchase programme. This programme will be limited to a maximum of 5% of the 547 million Ordinary Shares currently in issue. CRH remains committed to an active development programme while maintaining an investment grade credit rating.

Europe Materials

Following a significant advance in first half operating profit, Europe Materials has continued to perform strongly in the second half. Our operations in Central/ Eastern Europe were particularly busy, while overall construction activity in Ireland continued at a high level as infrastructure and non-residential construction offset the ongoing decline in residential activity. Overall, we anticipate full year 2007 operating profit of the order of euro 0.6 billion, which would represent an increase of approximately 40% compared with the 2006 outturn of euro 0.421 billion.

Europe Products

These operations delivered a marked improvement in operating profit and a significant margin advance in the first half of the year. The second half of 2007 has seen a slower pace of demand growth in core Mainland European markets, most particularly in Germany. Nevertheless, we expect full year operating profit to exceed euro 0.3 billion (2006: euro 0.221 billion).

Europe Distribution

Our Distribution activities delivered a much improved performance in the six months to June. Although like-for-like progress relative to last year was slower in the second half, the Getaz Romang builders merchanting business in Switzerland , acquired in May, has delivered a strong performance. Our current expectation is for full year operating profit from Distribution operations of approximately euro 0.2 billion (2006: euro 0.172 billion).

Europe Overall

With a continuing strong trading performance from our Materials operations and good full year profit advances in our Products and Distribution operations we expect 2007 European operating profit of approximately euro 1.1 billion (2006: euro 0.814 billion).

Americas Materials

Good price improvements and ongoing cost reductions have contributed to improved margins and a strong full year organic operating profit improvement against an industry-wide backdrop of lower like-for-like volumes. This combined with an excellent performance from APAC, which was acquired at end-August 2006, is anticipated to result in full year operating profit comfortably in excess of US$
0.75 billion (2006: US$ 0.596 billion).

Americas Products

Our Americas Products activities delivered a resilient performance through the first half of 2007 with growth in non-residential construction and profit improvement measures broadly offsetting the impact of a sharp decline in residential construction. These businesses have continued to perform robustly and, despite the continuing turbulent backdrop in financial and housing markets, we currently expect that full year operating profit will be only slightly below the record 2006 outcome of $0.47 billion. This would represent a very satisfactory outcome in tough circumstances.

Americas Distribution

Like-for-like trading comparisons for the second half of the year improved somewhat compared with the first half and we currently anticipate that the full year operating profit margin generated by these activities will be in the 5% - 5.5% range indicated when announcing our Interim results in late-August. This is expected to result in operating profit of the order of US$ 0.1 billion (2006:
US$ 0.13 billion).

Americas Overall

Our expectation is for full year operating profit from our Americas activities of approximately US$ 1.35 billion (2006: US$ 1.196 billion). At the average 2007 US $/euro exchange this would amount to approximately euro 0.985 billion (2006: euro 0.953 billion at the average 2006 rate).

Outlook

Current forecasts for 2008 point to continuing economic growth in our main markets, although at a slower pace than in 2007. Against this background, organic growth in our European activities remains well underpinned by a continuing strong dynamic in central and eastern countries together with moderate progress expected in the broader Eurozone. These operations will further benefit in 2008 from the euro 1 billion of acquisition activity undertaken during 2007. In the Americas, our US residential operations face another testing year but we expect that our non-residential and infrastructure businesses will continue to perform well. Our goal is to broadly maintain like-for-like US profitability through our balanced exposure to the US residential, non-residential and infrastructure sectors, while delivering expected returns from the euro 1.2 billion of acquisitions completed in the Americas during 2007.

While as ever there are risks, CRH is well positioned across its operations to deal with the evolving market circumstances while continuing to take advantage of an ongoing strong pipeline of development opportunities. With a relentless emphasis on margin development through price and cost effectiveness, we remain focused on our twin goals - performance and growth - and on delivering a sixteenth consecutive year of profit and earnings growth in 2008.



                                 *  *  *  *  *

       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square
                              , Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  03 January 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director